UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to ________

Commission File Number 001-15274

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

J. C. Penney Corporation, Inc.
Savings, Profit-Sharing and Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

REQUIRED INFORMATION

Form 11-K Annual Report

This form provides the annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended, with respect to the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan ("Plan"), a plan subject to the Employee Retirement Income Security Act of 1974. As one investment option, the Plan includes J. C. Penney Company, Inc. common stock, securities which are registered under the Securities Act of 1933, as amended.

KPMG

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Table of Contents

Report of Independent Registered Public Accounting Firm

J. C. Penney Corporation, Inc.
Benefit Plans Investment Committee,
Benefits Administration Committee, and
Human Resources Committee:

We have audited the accompanying statements of net assets available for benefits of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

KPMG LLP

Dallas, Texas
June 28, 2007

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets:		
Investments:		
Investments at fair value:		
J. C. Penney Company, Inc. Common Stock	$ 1,553,720,597	1,295,778,183
Common and collective trusts	1,348,650,447	1,108,295,301
Mutual funds	259,107,122	210,583,435
Cash and cash equivalents	71,410,520	119,536,098
Participant loans	97,763,914	91,155,165
Guaranteed investment contracts	281,954,558	272,818,229
Synthetic investment contracts	924,509,531	863,708,508
Total investments	4,537,116,689	3,961,874,919
Receivables:		
J.C. Penney Company, Inc. contribution	82,381,525	71,288,514
Participant contributions	1,889,314	1,846,028
Interest and dividends	82,725	36,184
Loan repayment receivable	643,581	—
Other	1,486	—
Total receivables	84,998,631	73,170,726
Total assets	4,622,115,320	4,035,045,645
Liabilities:		
Accounts payable and accrued liabilities	1,075,436	1,378,629
Total liabilities	1,075,436	1,378,629
Net assets available for benefits at fair value	4,621,039,884	4,033,667,016
Adjustment from fair value to contract value for fully benefit responsive investment contracts	7,791,285	6,288,866
Net assets available for benefits	$ 4,628,831,169	4,039,955,882

See accompanying notes to financial statements.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:		
Investment income:		
Net appreciation of investments	$ 683,982,041	467,750,756
Interest	67,928,459	59,886,574
Dividends	25,481,804	20,724,098
	777,392,304	548,361,428
Less investment expenses	(1,431,958)	(1,352,084)
	775,960,346	547,009,344
Transfer of assets (to) from Eckerd Plan	—	(16,542)
Contributions:		
J. C. Penney Company, Inc.	82,381,524	71,288,514
Participants	136,238,603	131,939,326
	218,620,127	203,227,840
Total additions	994,580,473	750,220,642
Deductions from net assets attributed to:		
Benefit payments	(394,682,994)	(408,190,043)
Administrative expenses	(11,022,192)	(9,783,022)
Total deductions	(405,705,186)	(417,973,065)
Increase in net assets available for benefits	588,875,287	332,247,577
Beginning net assets available for benefits	4,039,955,882	3,707,708,305
Ending net assets available for benefits	$ 4,628,831,169	4,039,955,882

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan (the Plan) provides only general information. For more complete information, Participants should refer to "Your Benefits Book 2", which is the Summary Plan Description for the Plan. If these Notes or the Summary Plan Description result in any misunderstanding or inconsistency with the Plan document, the Plan document will govern.

(a) General

The Plan is a defined contribution plan available to all eligible employees (Associates) of J. C. Penney Corporation, Inc. (the Company) and certain subsidiaries. Associates who have completed at least 1,000 hours of service within an eligibility period (generally 12 consecutive months) and have attained age 21 are eligible to participate in the Plan. All eligible Associates are automatically enrolled at a 4% pre-tax contribution, unless they elect otherwise. An eligible Associate must be enrolled in the Plan to be a participant in the Plan (Participant). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

In April 2006, the Plan was amended effective January 1, 2007 to change the Company matching contribution to a fixed per pay period Company match of $0.50 per dollar up to the first 6% of Participant contributions. Effective January 1, 2007, all associates hired or rehired after January 1, 2007 who are over age 21 will be immediately eligible to participate in the Plan. Also effective January 1, 2007, a new retirement account was added to the Plan that will provide all associates hired or rehired after January 1, 2007 that are over 21, and have 12 months and 1,000 hours of service with a fixed annual deposit equal to 2% of the associate's annual compensation (up to the IRC compensation limit).

The financial statements include all of the funds that comprise the Plan. Participants' accounts share in the costs/expenses to administer the Plan. These costs/expenses include trustee, investment management, audit, administrative service provider fees, and other expenses. Administrative costs/expenses not paid by the Plan are paid by the Company. Certain funds held in participant accounts are also charged redemption fees as set by the mutual fund. Redemption fees are borne by participants who exceed those trades.

The Benefit Plans Investment Committee (BPIC) is the named fiduciary for the control and management of the assets of the Plan. The Benefits Administration Committee is the named fiduciary for interpreting the Plan document and handling appeals of denied claims, providing summary plan descriptions and notice of investment alternatives to Participants and acting on the investment decisions of Participants. The Human Resources Committee is the named fiduciary responsible for overall administration and operation of the Plan, appointment of the trustee, and determining investments to be offered under the Plan. The Human Resources Committee has named

State Street Bank & Trust Company (State Street Bank) as the trustee for the Plan. Financial Engines as the named fiduciary for providing investment advice to Participants, and Hewitt & Associates as the third party administrator/record keeper for the Plan.

(b) Payment of Benefits

Generally, Participants who have separated from service with account balances over $1,000 remain in the Plan until the Participant elects payment. The normal form of payment is a lump-sum settlement (cash and/or J. C. Penney Company, Inc. common stock (Penney Common Stock)). A Participant will receive an involuntary lump sum distribution if the total vested account balance is $1,000 or less at the time of distribution. Certain Participants who have separated from service and who are 100% vested in the Company Account may request periodic withdrawals, fixed monthly payments of at least $100, or a complete distribution. Minimum required distributions will begin by April 1 of the year following the year of separation for a Participant who has attained age 70½ and will continue each year thereafter to comply with federal law.

(c) Contributions

Participants who are classified as highly compensated in 2006 and 2005 (earning $95,000 or more annually in 2005 for 2006 and $90,000 or more annually in 2004 for 2005) are permitted to contribute 8% of their earnings (up to a maximum of $220,000 for 2006 and $210,000 for 2005) with a maximum of 6% in tax-deferred deposits (subject to an annual maximum of $15,000 in 2006 and $14,000 in 2005). Participants earning less than $100,000 in 2006 and $95,000 in 2005 are permitted to contribute 20% of their earnings (subject to an annual maximum of $15,000 in 2006 and $14,000 in 2005).

The Plan allows Participants who have attained the age of 50 by the end of the year to make an additional tax-deferred deposit (catch-up contribution) up to a maximum of $5,000 during 2006 and $4,000 during 2005. These catch-up contributions are not eligible for the Company's annual matching contribution or partial-year matching contribution.

The Company contributed an amount which equaled 4½% of the Company's available profits. This amount was invested in the Company's Common Stock Fund. The Company's year end cash contribution amounted to approximately $81.7 million in 2006 and $71.3 million in 2005. Approximately, $0.7 million in Company contributions earned during the final week of 2006 was accrued on the 2006 financial statements.

(d) Participants' Investment Funds

Participants' before-tax, after-tax and rollover contributions are invested in the Plan's investment funds in accordance with their elections. Company contributions are initially invested in the Company Common Stock fund and can be fully diversified by the participant. Participants direct their investments amongst three tiers of funds as follows: Tier 1 funds consist of four lifestyle funds: Aggressive Fund, Moderate Fund, Conservative Fund and Horizon Fund. Tier 2 funds are comprised of eight funds, which are diversified in U.S. stocks, non-U.S. stocks or bonds. Tier 3 funds consist of

10 mutual funds. Each of these funds is maintained on a unit-value basis and, accordingly, the actual earnings and appreciation or depreciation in the underlying securities are reflected in the daily unit value. Effective March 2006, the AIM Aggressive Growth Fund that was within Tier 3 was eliminated. Effective for plan years beginning January 1, 2007, all Company contributions will be invested based on the participants' investment elections.

(e) Participant Accounts

Each participant's account is credited with the participant's contribution, an allocation of the Company's contribution, Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(f) Participants' Loans

Loans may be made available upon request to Participants who have not separated from service. All loans must be adequately secured and bear interest at a reasonable rate. Interest rates on the loans ranged from 5.00% to 10.5% as of December 31, 2006 and 6.25% to 9.25% as of December 31, 2005. Loan amounts and the terms of repayment are limited in accordance with Plan provisions. Maturities of loans range from 2007 through 2011.

(g) Vesting

Participants are immediately vested in the value of their deposits and earnings thereon. Vesting in the value of Company contributions and earnings thereon is graduated at 20% per full year of service up to 100% after five years of service. Participants will also be 100% vested if they separate from service at normal retirement age, death, total disability, or a reduction in force or unit closing. Participants who separate from service prior to full vesting of their rights forfeit the unvested balance upon the receipt of a complete distribution or the occurrence of five consecutive one year breaks in service. The Plan was amended during 2006 to provide that all Company contributions for plan years 2007 and later will be 100% cliff vested after three years of service.

(h) Forfeited Accounts

December 31, 2006 and 2005 forfeited nonvested accounts totaled $1,207,981 and $380,753, respectively. Forfeitures utilized during 2006 and 2005 to reinstate restored forfeited amounts or pay partial-year matching contributions totaled $1,029,758 and $1,090,232, respectively.

(i) New Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP). The FSP requires the statement of net assets available for benefits present the fair value of the Plan's investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the December 31, 2005 statement of net assets available for benefits.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), *Fair Value Measurements*. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

(2) Summary of Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) Valuation of Investments and Income Recognition

The Plan's investments in mutual funds and common stock are stated at fair market value based on quoted market prices. Investments in common collective trusts are valued based on their net asset value as determined by State Street Bank based on the fair value of the underlying assets. The underlying assets of the common collective trusts consist of common stocks and debt instruments. Participants' loans are valued at unpaid principal balance, which approximates fair market value.

The traditional guaranteed investment contracts (GICs) provide a fixed return on principal over a specified period of time through fully benefit responsive contracts issued by a third party which are backed by assets owned by a third party. The fair value of GICs is calculated by discounting the contractual cash flows based on current yields of similar instruments with comparable durations. The contract value of GICs represents contributions made under the contract and reinvested income, less any withdrawals plus accrued interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract insurers or otherwise. The stated and actual interest rates on these contracts range from 3.00% to 6.00% at December 31, 2006 and 3.00% to 7.62% at December 31, 2005. Maturities range from 2007 to 2011 as of December 31, 2006 and 2006 to 2010 as of December 31, 2005.

The Plan also enters into synthetic investment contracts (SICs) with certain insurance companies and financial institutions (the Contract Issuers). These contracts are included in the financial statements at the fair value of the underlying assets and the wrapper agreement with an adjustment from fair value to contract value for fully benefit responsiveness. Under these synthetic investment contracts, the Plan enters into a wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. The wrap agreements are stated at fair value based on rebid or replacement cost and fluctuations in the fair value of the underlying fixed income securities. There are no reserves against contract values for credit risk of the Contract Issuer or otherwise.

(Continued)

The average yield based on actual earnings was approximately 4.83% and 4.61% during the years ended December 31, 2006 and 2005. The average yield based on interest rate credited to participants was 4.81% and 4.52% during the years ended December 31, 2006 ad 2005.

The relationship of future crediting rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract's crediting rate. The amortization factor is calculated by dividing the difference between the fair market value of the investments and the contract value by the duration of the bond portfolio covered by the investment contract.

Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each synthetic GIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, the initiation of an extended termination (immunization) of one or more synthetic GIC contracts by the manager or the contract issuer.

There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each traditional GIC and synthetic GIG may be different for each issuer, and can be found in the individual traditional GIC or synthetic GIC contracts held by the Plan. Examples of such events include: the Plan's failure to qualify under the Internal Revenue Code of 1986 as amended; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing Plan by the plan sponsor, the introduction of a competing investment option, or other plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from the stable value option; events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.

The Plan administrator does not believe that the occurrence of any of the aforementioned events, which would limit the Plan's ability to transact with the issuer of a GIC at its contract value with participants, is probable.

Contract Issuers are not allowed to terminate any of the above synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay synthetic GIC fees, or any other payment due under the contract; failure to adhere to investment guidelines.

Purchases and sales of investments are recorded on a trade-date basis. The average cost method is used to calculate gains and losses on the sale of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(Continued)

(c) Payment of Benefits

Benefits are recorded when paid.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(3) Investments

Investments that represent 5% or more of the Plan's net assets at December 31, 2006 and 2005 are separately identified:

Description of Investment		2006	2005
Penney Common Stock	$	1,553,720,597	1,295,778,183
Russell 3000 Fund		338,456,520	303,216,514
Daily EAFE Fund		319,966,844	236,667,807
S&P 500 Flagship Fund Series		266,167,418	221,531,582

* Not a 5% investment for year presented.

During 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated in value, as follows:

		2006	2005
J. C. Penney Company, Inc. Common Stock	$	479,136,013	393,680,609
Mutual funds		21,778,649	6,434,097
Common collective trusts		183,067,379	67,636,050
	$	683,982,041	467,750,756

(4) Transfer of Assets

During 2004, a transfer of assets was made into the Plan from the Eckerd Corporation 401(k) Savings Plan (Eckerd Plan) for Participants who transferred employment from Eckerd to the Company. All assets and liabilities related to these Participants in the amount of $225,059 were transferred to the Plan from the Eckerd Plan. During 2005, $16,542 of Plan net assets were transferred back to Eckerd as a prior-year adjustment, no net assets were transferred during 2006.

(Continued)

(5) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter (determination letter) dated October 20, 2002 that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (IRC). The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6) Form 5500 Reconciliation

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to the Plan's Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$ 4,628,831,169	4,039,955,882
Amounts allocated to withdrawing participants	(2,593,839)	(2,543,260)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,791,285)	—
Net assets available for benefits per Form 5500	$ 4,618,446,045	4,037,412,622

The following is a reconciliation of benefits paid to participants per the financial statements at December 31, 2006, to Form 5500:

Benefits paid to participants per the financial statements	$ 394,682,994
Add amounts allocated to withdrawing participants at December 31, 2006	2,593,839
Less amounts allocated to withdrawing participants at December 31, 2005	(2,543,260)
Deemed distribution during 2006	(1,677,964)
Benefits paid to participants per Form 5500	$ 393,055,609

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims have been processed and approved for payment prior to December 31, 2006, but not yet paid as of that date.

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Total investment income per the financial statements	$ 777,392,304
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,791,285)
Total investment income per the Form 5500	$ 769,601,019

(Continued)

(7) Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan and the related Trust at any time subject to the provisions of ERISA. In the event of Plan termination, Participants will become fully vested in amounts allocated to their accounts.

(8) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect the Participants' account balances and the amounts reported in the statement of net assets available for benefits.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
Common stock:		
* J. C. Penney Company, Inc. Common Stock	(a)	$ 1,553,720,597
Cash and cash equivalents:		
* State Street Bank Short Term Investment Fund	(a)	71,410,520
Common and collective trusts:		
* State Street Bank Daily EAFE (Europe, Australia, and Far East) Fund	(a)	319,966,844
* State Street Bank Russell 3000 Fund	(a)	338,456,520
* State Street Bank S&P 500 Flagship Fund Series	(a)	266,167,418
* State Street Bank Russell 1000 Growth Index Fund	(a)	42,715,891
* State Street Bank Russell 1000 Index Fund	(a)	63,287,280
* State Street Bank Russell 2000 Index Securities Lending Fund	(a)	106,520,731
* State Street Bank Passive Intermediate Bond Index Fund	(a)	211,535,763
Total common and collective trusts		1,348,650,447
Mutual funds:		
Fidelity Dividend Growth Fund	(a)	25,780,723
* T. Rowe Price Blue Chip Fund	(a)	14,894,729
Vanguard Growth Equity Fund	(a)	9,180,221
American Century Growth Fund	(a)	3,031,885
Vanguard Equity Income Fund	(a)	35,810,695
* T. Rowe Price Small Cap Stock Fund	(a)	30,689,460
Dreyfus Founders Discovery A Fund	(a)	1,754,184
* T. Rowe Price Small Cap Value Fund	(a)	62,458,215
Fidelity Diversified International Fund	(a)	62,382,655
American Century International Growth Fund	(a)	13,124,355
Total mutual funds		259,107,122
Synthetic investment contracts:		
ACE INA HOLDINGS INC	(a)	358,014
ACE LIMITED	(a)	2,512,889
AFLAC INC	(a)	1,556,004
ALABAMA POWER CO	(a)	342,247
ALCOA INC	(a)	447,717
ALCOA INC	(a)	3,027,196
ALLIED CAP CORP	(a)	223,420
AMER GENL FIN	(a)	373,579
AMERICA MOVIL SA DE CV	(a)	215,806
AMERICAN EXPRESS	(a)	315,449
AMERICAN EXPRESS	(a)	2,823,781
AMERICAN GENERAL FINANCE	(a)	1,983,776
AMERICAN GENERAL FINANCE	(a)	2,371,981
AMERICAN HONDA FINANCE CORP 144A	(a)	220,931
AMGEN INC	(a)	263,428
ANZ NATIONAL INTL LTD 144A	(a)	4,008,988
APACHE CORP	(a)	3,459,527

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
APPALACHIAN POWER CO	(a)	$ 182,801
ARCHSTONE-SMITH OPR TRST	(a)	327,015
AT&T BROADBAND CORP	(a)	733,170
AT&T INC	(a)	450,875
AT&T WIRELESS SERVICES	(a)	223,958
ATMOS ENERGY CORP	(a)	436,798
AVALON BAY COMMUNITIES	(a)	209,116
AVALONBAY COMMUNITIES	(a)	1,680,863
B B & T CORP	(a)	1,533,837
BAC CAPITAL TRUST VI	(a)	439,337
BACM 2003-1 A2	(a)	535,308
BACM 2006 6 A4	(a)	386,553
BANK OF AMERICA CORPORATION SUB NT	(a)	3,315,914
BANK OF AMERICA NA	(a)	298,445
BANK OF NEW YORK CO	(a)	3,212,121
BANK ONE CORP	(a)	3,373,640
BAVAT 2005-3 A4	(a)	2,488,962
BBT CAPITAL TRUST	(a)	467,445
BEAR STEARNS CO	(a)	140,756
BEAR STEARNS CO INC	(a)	273,664
BEAR STEARNS CO INC	(a)	3,533,044
BECO 1999-1 A5	(a)	4,763,754
BERKSHIRE HATHAWAY FIN	(a)	3,620,517
BHP FINANCE USA	(a)	3,847,439
BOAMS 2004-D 2A2	(a)	1,238,310
BOAMS 2004-I 3A2	(a)	345,498
BOAMS 2005 A 2A2	(a)	1,319,496
BOAMS 2005-J 2A1	(a)	783,436
BOAMS 2005-J 3A1	(a)	321,616
BOARDWALK PIPELINES LLC	(a)	108,738
BOAST 2003-1 A4	(a)	1,023,338
BOEING CAPITAL CORP	(a)	458,327
BOIT 2002 A3 A3	(a)	2,971,319
BP CANADA FINANCE BV	(a)	2,129,131
BSCMS 2005-PW10 A1	(a)	930,610
BSCMS 2005-PW10 A1	(a)	2,392,996
BSCMS 2005-PWR8 A2	(a)	4,105,280
BSCMS 2005-PWR9 AAB	(a)	659,483
BSCMS 2005-T20 A1	(a)	644,594
BSCMS 2006 PW12 A4	(a)	1,318,719
BSCMS 2006 PW12 AAB	(a)	3,091,615
BSCMS 2006 PW13 A4	(a)	1,146,315
BUNGE LTD FINANCE CORP	(a)	604,112
CABMT 2005-I A-1	(a)	2,505,900
CABMT 2006 3A A1 144A	(a)	3,425,290
CAMDEN PROPERTY TRUST	(a)	992,201
CANADIAN NATL RAILWAYS	(a)	1,985,373

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
CAPITAL ONE BANK	(a)	$	556,345
CAPITAL ONE FINANCIAL	(a)		3,154,883
CARAT 2004-1 A4	(a)		3,165,099
CARAT 2006 SN1A B 144A	(a)		200,774
CARAT 2006 SN1A B 144A	(a)		622,398
CARAT 2006-1 B	(a)		435,108
CARAT 2006-1 B	(a)		600,149
CARAT 2006-SN1A A4A 144A	(a)		1,380,028
CARAT 2006-SN1A A4A 144A	(a)		4,516,456
CARDINAL HEALTH INC 144A	(a)		253,772
CARMX 2004-2 A4	(a)		3,940,543
CARNIVAL CORP	(a)		2,474,385
CATERPILLAR FIN SERV	(a)		2,028,179
CCCIT 2003-A6 A6	(a)		2,216,319
CCIMT 1999-2 A	(a)		5,171,530
CD 2005-C1 AJ	(a)		622,790
CD 2005-CD1 ASB	(a)		3,203,560
CD 2006 CD3 A5	(a)		1,409,032
CD 2006 CD3 A5	(a)		3,801,826
CELULOSA ARAUCO CONSTITU	(a)		576,802
CENTEX CORP	(a)		325,702
CFAB 03-1 IA-6	(a)		658,763
CFAB 2002-1 1A5	(a)		1,186,709
CFAB 2003-3 1A6	(a)		1,626,496
CFMSI 2003-4 AF3	(a)		102,425
CGCMT 2004-C2 A1	(a)		382,173
CHAIT 2005-A4 A4	(a)		3,914,667
CHEVRONTEXACO CAPITAL COMPANY	(a)		5,983,548
CISCO SYSTEMS INC	(a)		327,092
CISCO SYSTEMS INC	(a)		3,066,491
CIT GROUP INC	(a)		201,029
CMAOT 2003-A A4	(a)		1,111,235
CMLTI 2006 AR2 1AB	(a)		363,124
CMLTI 2006 AR2 1AB	(a)		1,166,535
CMLTI 2006-AR1 2A1	(a)		942,468
CMLTI 2006-AR1 2A1	(a)		2,827,405
CNH 2004-A A4B	(a)		735,190
CNH 2006-A A4	(a)		2,516,423
CNP 2005-A A3	(a)		3,967,043
COMCAST CABLE COMM	(a)		1,620,486
COMCAST CORP	(a)		196,477
COMED 1998-1 A6	(a)		597,151
COMED 1998-1 A7	(a)		4,521,002
COMPASS BANK	(a)		1,042,689
CONOCOPHILIPS CANADA	(a)		3,158,598
CONOCOPHILLIPS	(a)		549,322
CONSOLIDATED EDISON INC	(a)		2,973,422

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
COPAR 2006-1 A4	(a)	$	3,006,807
COSTCO WHOLESALE CORP	(a)		2,286,924
COUNTRYWIDE FINANCIAL CORP	(a)		431,712
COUNTRYWIDE HOME LOAN	(a)		2,950,858
COX COMMUNICATIONS	(a)		379,826
CPL 2002-1 A2	(a)		674,001
CREDIT SUISSE FB USA INC	(a)		3,137,629
CREDIT SUISSE USA	(a)		247,983
CRH AMERICA INC	(a)		231,156
CSMC 2006 C4 A3	(a)		935,569
CSX CORP	(a)		183,463
CVS CORP	(a)		2,070,167
CWALT 2004-J5 1A6	(a)		200,456
D.R. HORTON INC	(a)		206,175
DAIMLERCHRYSLER NA HLDG	(a)		793,053
DAIMLERCHRYSLER NA HLDG	(a)		222,355
DESF 2001-1 A5	(a)		4,308,099
DEVON FINANCING CORP	(a)		419,218
DIAGEO CAPITAL PLC	(a)		361,403
DIAGEO CAPITAL PLC	(a)		4,940,864
DIAMOND OFFSHORE DRILL	(a)		250,749
DOW CHEMICAL	(a)		2,603,937
DOW CHEMICAL COMPANY	(a)		431,982
DUKE CAPITAL CORP	(a)		320,606
DUKE CAPITAL LLC	(a)		2,037,770
DUN & BRADSTREET CORP	(a)		178,356
DUPONT EI NEMOUR	(a)		335,159
DUPONT EI NEMOUR	(a)		2,947,304
EKSPORTSFINANS	(a)		1,991,151
EL PASO ELECTRIC COMPANY	(a)		306,515
ENCANA CORP	(a)		1,998,315
ENCANA HOLDINGS FIN	(a)		462,097
ENTERGY MISSISSIPPI INC	(a)		1,819,325
ERAC USA FINANCE COMPANY 144A	(a)		330,308
ERAC USA FINANCE ENTER 144A	(a)		1,686,555
EW SCRIPPS CO	(a)		1,927,599
EXELON GENERATION CO LLC	(a)		196,470
FANNIE MAE	(a)		953,511
FANNIE MAE	(a)		1,062,823
FANNIE MAE	(a)		2,458,419
FED HM LN BK BD	(a)		3,338,450
FED HOME LN BANK	(a)		1,162,596
FEDERAL EXPRESS	(a)		1,643,689
FEDERAL FARM CREDIT BANK	(a)		6,180,064
FEDERAL HOME LOAN BANK	(a)		1,225,360
FEDERAL REALTY INVS TRST	(a)		125,754
FHL ARM	(a)		323,915

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
FHL ARM	(a)	$ 418,259
FHL-15YR GOLD	(a)	275,651
FHLMC 15YR GOLD	(a)	225,678
FHLMC 15YR GOLD	(a)	1,279,737
FHLMC 15YR GOLD	(a)	703,896
FHLMC 15YR GOLD	(a)	177,131
FHLMC 15YR GOLD	(a)	20,351
FHLMC 15YR GOLD	(a)	22,370
FHLMC 15YR GOLD	(a)	392,586
FHLMC 15YR GOLD	(a)	472,683
FHLMC 15YR GOLD	(a)	308,227
FHLMC 15YR GOLD	(a)	406,721
FHLMC 15YR GOLD	(a)	158,209
FHLMC 15YR GOLD	(a)	54,556
FHLMC 15YR GOLD	(a)	74,236
FHLMC 15YR GOLD	(a)	88,394
FHLMC 15YR GOLD	(a)	31,476
FHLMC 15YR GOLD	(a)	28,292
FHLMC 15YR GOLD	(a)	2,792,407
FHLMC 15YR GOLD	(a)	1,928,190
FHLMC 7YR BALLOON	(a)	245,543
FHLMC ARM	(a)	648,590
FHLMC ARM	(a)	480,705
FHLMC ARM	(a)	309,683
FHLMC ARM	(a)	130,115
FHLMC ARM	(a)	444,852
FHLMC ARM	(a)	1,127,669
FHLMC ARM	(a)	625,692
FHLMC ARM	(a)	578,157
FHLMC ARM	(a)	650,766
FHLMC ARM	(a)	675,422
FHLMC ARM	(a)	1,123,836
FHLMC GOLD	(a)	96,839
FHLMC GOLD	(a)	106,906
FHLMC GOLD	(a)	58,375
FHLMC GOLD	(a)	357,874
FHLMC GOLD	(a)	1,340,875
FHLMC GOLD	(a)	1,196,017
FHLMC GOLD	(a)	651,400
FHLMC GOLD	(a)	417,847
FHLMC GOLD	(a)	245,121
FHLMC GOLD	(a)	134,206
FHLMC GOLD	(a)	98,235
FHLMC GOLD	(a)	88,728
FHLMC GOLD	(a)	1,265,610
FHLMC GOLD	(a)	30,944
FHLMC GOLD	(a)	1,107,366

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
FHLMC GOLD	(a)	$	845,421
FHLMC GOLD	(a)		891,439
FHLMC GOLD	(a)		1,108,083
FHLMC GOLD	(a)		1,102,419
FHLMC_ARM	(a)		165,190
FHLMC_ARM	(a)		361,045
FHR 2614 IH	(a)		98,971
FHR 2627 IE	(a)		30,059
FHR 2631 IG	(a)		3,094
FHR 2631 KI	(a)		42,845
FHR 2631 LI	(a)		3,513
FHR 2681 PC	(a)		1,855,315
FHR 2681 PC	(a)		3,463,255
FHR 2750 KP	(a)		3,489,065
FHR 2780 LC	(a)		2,175,812
FHR 2864 LC	(a)		4,963,146
FHR 2866 XE	(a)		4,711,869
FHR 2872 YB	(a)		3,986,601
FHR 2888 HC	(a)		1,290,038
FHR 2934 NB	(a)		3,941,921
FHR 3152 DA	(a)		1,331,595
FHR 3162 OD	(a)		409,099
FHR 3195 PN	(a)		1,074,999
FIFTH THIRD BANK	(a)		1,817,239
FINANCEMENT QUEBEC	(a)		3,399,449
FIRSTENERGY CORP	(a)		369,854
FLORIDA PWR LT 144A	(a)		127,671
FNARM	(a)		417,176
FNMA	(a)		1,534,778
FNMA	(a)		1,131,529
FNMA 15YR	(a)		398,549
FNMA 15YR	(a)		1,705,201
FNMA 15YR	(a)		1,472,612
FNMA 15YR	(a)		1,617,136
FNMA 15YR	(a)		163,076
FNMA 15YR	(a)		1,175.299
FNMA 15YR	(a)		156,175
FNMA 15YR	(a)		204,737
FNMA 15YR	(a)		809,320
FNMA 15YR	(a)		558,217
FNMA 15YR	(a)		544,618
FNMA 15YR	(a)		28,968
FNMA 15YR	(a)		4,415
FNMA 15YR	(a)		49,690
FNMA 15YR	(a)		79,291
FNMA 15YR	(a)		140,208
FNMA 30 YR	(a)		117,563

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
FNMA 30 YR	(a)	$ 4,445
FNMA 30 YR	(a)	19,085
FNMA 30 YR	(a)	64,450
FNMA 30 YR	(a)	28,505
FNMA 30 YR	(a)	153,670
FNMA 30 YR	(a)	365,433
FNMA 30 YR	(a)	49,837
FNMA 30 YR	(a)	32,664
FNMA 30 YR	(a)	20,333
FNMA 30 YR	(a)	1,124,613
FNMA 30 YR	(a)	975,320
FNMA 30 YR	(a)	281,347
FNMA 30 YR	(a)	304,400
FNMA 30 YR	(a)	837,073
FNMA 30 YR	(a)	2,227,860
FNMA 30 YR	(a)	2,311,523
FNMA 30 YR	(a)	1,005,761
FNMA 30 YR	(a)	4,450,002
FNMA 30 YR	(a)	1,448,980
FNMA 30 YR	(a)	25,181
FNMA 30 YR	(a)	273,562
FNMA 30 YR	(a)	326,953
FNMA 30 YR	(a)	329,353
FNMA 30 YR	(a)	349,467
FNMA 30 YR	(a)	365,489
FNMA 30 YR	(a)	351,274
FNMA 30 YR	(a)	138,275
FNMA 30 YR	(a)	371,822
FNMA 30 YR	(a)	1,347,724
FNMA 30 YR	(a)	1,130,181
FNMA 30 YR	(a)	1,048,221
FNMA 30 YR	(a)	416,488
FNMA 30 YR	(a)	974,576
FNMA 30 YR	(a)	238,202
FNMA 30 YR	(a)	444,407
FNMA 30 YR	(a)	1,801,343
FNMA 30 YR	(a)	336,889
FNMA 30 YR	(a)	1,549,904
FNMA 30 YR TBA	(a)	(2,243,310)
FNMA 30 YR TBA	(a)	1,979,274
FNMA 30YR	(a)	1,198,272
FNMA ARM	(a)	864,325
FNMA ARM	(a)	273,512
FNMA ARM	(a)	320,239
FNMA ARM	(a)	153,443
FNMA ARM	(a)	481,681
FNMA ARM	(a)	1,220,154

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
FNMA ARM	(a)	$	438,425
FNMA ARM	(a)		275,747
FNMA ARM	(a)		259,321
FNMA ARM	(a)		801,051
FNMA ARM	(a)		652,015
FNMA ARM	(a)		594,047
FNMA ARM	(a)		596,842
FNMA ARM	(a)		698,120
FNMA ARM	(a)		334,557
FNMA ARM	(a)		1,052,274
FNMA ARM	(a)		699,781
FNMA ARM	(a)		495,068
FNMA ARM	(a)		1,719,903
FNMA ARM	(a)		1,479,572
FNR 2002 43 A	(a)		12,402
FNR 2002-74 PJ	(a)		1,971,648
FNR 2003-40 NI	(a)		16,056
FNR 2003-8 OB	(a)		1,650,263
FNR 2003-92 NM	(a)		571,572
FNR 2003-92 NM	(a)		2,286,288
FNR 2004-49 QY	(a)		1,503,331
FNR 2005-15 EA	(a)		2,513,348
FNR 2005-57 PA	(a)		1,765,682
FNR 2005-57 PA	(a)		4,414,206
FNR 2005-69 AD	(a)		1,967,315
FNR 2006 35 GK	(a)		1,975,621
FNR 2006 49 CA	(a)		1,684,423
FNR 2006-9 KB	(a)		700,270
FORTUNE BRANDS INC	(a)		206,391
FORTUNE BRANDS INC	(a)		976,580
FORTUNE BRANDS INC	(a)		720,869
FRANKLIN RESOURCES INC.	(a)		207,443
FRANKLIN RESOURCES INC.	(a)		2,642,423
FREDDIE MAC	(a)		4,518,155
FREDDIE MAC	(a)		549,254
FREDDIE MAC	(a)		8,490,749
FUND AMERICAN COS INC	(a)		281,005
GATX CORP	(a)		216,519
GATX CORP	(a)		1,052,381
GCCFC 2005-GG3 A2	(a)		1,368,382
GECMC 2005-C4 A1	(a)		608,628
GEEST 2005-1A A4 144A	(a)		542,724
GEMNT 2005-3 A	(a)		3,412,388
GEMNT 2006-1 A	(a)		356,577
GEMNT 2006-1 A	(a)		3,590,880
GEN ELEC CAP CORP	(a)		460,703
GENENTECH INC (USA)	(a)		288,909

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
GENENTECH INC (USA)	(a)	$	1,157,686
GENERAL DYNAMICS CORP	(a)		3,185,704
GENERAL ELEC CAP CORP	(a)		237,935
GENERAL ELECTRIC CAP	(a)		5,418,656
GENERAL ELECTRIC CAPITAL CORP	(a)		955,750
GENERAL ELECTRIC CAPITAL CORP NT	(a)		1,094,170
GENERAL MILLS	(a)		1,978,422
GENWORTH FINANCIAL	(a)		139,416
GENWORTH FINANCIAL INC	(a)		430,795
GENWORTH GLOBAL FUNDING	(a)		3,481,762
GILLETTE COMPANY	(a)		993,553
GNMA 15 YR	(a)		270,180
GNMA 15 YR	(a)		52,032
GNMA 30 YR	(a)		13,377
GNMA 30 YR	(a)		11,537
GNMA 30 YR	(a)		12,714
GNMA 30 YR	(a)		12,123
GNMA 30 YR	(a)		35,048
GNMA 30 YR	(a)		35,536
GNMA 30 YR	(a)		26,612
GNMA 30 YR	(a)		23,607
GNMA 30 YR	(a)		10,962
GNMA 30 YR	(a)		18,675
GNMA 30 YR	(a)		26,213
GNMA 30 YR	(a)		4,399
GNMA 30 YR	(a)		26,840
GNMA 30 YR	(a)		16,744
GNMA 30 YR	(a)		13,125
GNMA 30 YR	(a)		444
GNMA 30 YR	(a)		1,944
GNMA 30 YR	(a)		2,944
GNMA 30 YR	(a)		2,081
GNMA 30 YR	(a)		31,487
GNMA 30 YR	(a)		15,318
GNMA 30 YR	(a)		35,972
GNMA 30 YR	(a)		14,736
GNMA 30 YR	(a)		15,887
GNMA 30 YR	(a)		194,358
GNMA 30 YR	(a)		170,081
GNMA 30 YR	(a)		19,099
GNMA 30 YR	(a)		21,905
GNMA 30 YR	(a)		13,078
GNMA 30 YR	(a)		464,790
GNMA 30 YR	(a)		212,849
GNMA 30 YR	(a)		985,070
GNMA 30 YR PLAT	(a)		122,477
GNMA II 30 YR	(a)		1,696,610

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
GNR 2004-47 QV	(a)	$	1,652,622
GNR 2004-77 A	(a)		3,018,288
GNR 2004-77 AB	(a)		3,066,979
GNR 2004-77 B	(a)		2,187,603
GNR 2004-79 PA	(a)		738,733
GNR 2004-97 B	(a)		1,421,613
GNR 2004-97 B	(a)		4,819,026
GNR 2005-10 B	(a)		3,890,045
GNR 2005-87 A	(a)		1,822,569
GNR 2005-9 A	(a)		1,530,246
GNR 2005-9 AB	(a)		3,774,145
GOLDMAN SACHS CAPITAL I	(a)		674,257
GOLDMAN SACHS GROUP INC	(a)		3,283,055
GOVT NATL ASSN 20Y	(a)		83,405
GOVT NATL MORT ASSN	(a)		893
GOVT NATL MORTG ASSN	(a)		3,247
GOVT NATL MORTG ASSN	(a)		801
GOVT NATL MORTG ASSN	(a)		841
GOVT NATL MORTG ASSN	(a)		1,773
GOVT NATL MORTG ASSN	(a)		1,152
GOVT NATL MORTG ASSN	(a)		2,492
GOVT NATL MORTG ASSN	(a)		3,095
GOVT NATL MORTG ASSN	(a)		10,329
GOVT NATL MORTG ASSN	(a)		13,366
GOVT NATL MORTG ASSN	(a)		1,053
GOVT NATL MORTG ASSN	(a)		4,246
GOVT NATL MORTG ASSN	(a)		7,020
GOVT NATL MORTG ASSN	(a)		16,482
GOVT NATL MORTG ASSN	(a)		25,044
GOVT NATL MORTG ASSN	(a)		4,982
GOVT NATL MORTG ASSN	(a)		2,545
GOVT NATL MORTG ASSN	(a)		4,629
GOVT NATL MORTG ASSN	(a)		44,669
GOVT NATL MTG ASSN	(a)		329
GOVT NATL MTG ASSN	(a)		4,909
GOVT NATL MTG ASSN I	(a)		157
GOVT NATL MTG ASSN I	(a)		6,598
GOVT NATL MTG ASSN I	(a)		588
GOVT NATL MTG ASSN I	(a)		13,367
GOVT NATL MTG ASSN I	(a)		24,791
GOVT NATL MTG ASSN I	(a)		2,729
GOVT NATL MTG ASSN II	(a)		28,743
GOVT NATL MTG ASSN II	(a)		8,529
GOVT NATL MTG ASSN II 002038M	(a)		3,020
GSALT 2004-1 A4	(a)		891,429
GSR 2005-AR6 3A1	(a)		519,624
GSR 2005-AR6 3A1	(a)		1,889,695

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
HALLIBURTON COMPANY	(a)	$	429,220
HAROT 2003-4 A4	(a)		952,314
HAROT 2004-3 A4	(a)		1,954,856
HAROT 2006 2 A4	(a)		5,798,994
HART 2003-A A4	(a)		2,958,601
HART 2006-A A4	(a)		503,044
HARTFORD FINL SVCS GRP	(a)		177,101
HARTFORD FINL SVCS GRP	(a)		1,086,788
HAT 2006-2 A4	(a)		3,260,024
HBOS PLC 144A	(a)		338,507
HDMOT 2003-4 A2	(a)		1,081,403
HDMOT 2004-1 A2	(a)		2,599,527
HEALTH CARE SVC CORP 144A	(a)		2,711,689
HERSHEY COMPANY	(a)		454,166
HERTZ 2004-1 A2 144A	(a)		2,898,518
HEWLETT-PACKARD CO	(a)		1,092,092
HIGHMARK INC 144A	(a)		335,122
HOME DEPOT INC	(a)		463,866
HOME DEPOT INC	(a)		2,879,567
HPLCC 2002 1 A	(a)		3,309,638
HSBC FINANCE CORP	(a)		432,233
HSBC FINANCE CORP	(a)		1,545,758
HSBC HOLDINGS PLC	(a)		174,728
HUNTINGTON NATIONAL BANK	(a)		2,867,494
HUTCHISON WHAMPO 144A	(a)		2,589,851
ING USA GLOBAL FUNDING	(a)		987,747
INTL LEASE FINANCE CORP	(a)		326,620
INTL LEASE FINANCE CORP	(a)		1,993,544
INTL PAPER CO	(a)		1,767,697
IPSPT 1998-1 A6	(a)		773,755
ISLANDSBANKI HF 144A	(a)		965,388
ITALY	(a)		612,963
JACKSON NATL LIFE GLOBAL FUND 144A	(a)		5,075,180
JDOT 2005-A A4	(a)		2,951,464
JDOT 2006 A A4	(a)		1,010,747
JEFFERIES GROUP INC	(a)		254,984
JOHN DEERE CAPITAL CORP	(a)		864,398
JOHN DEERE CAPITAL CORP	(a)		3,219,625
JOHN HANCOCK GLOBAL FDG II 144A	(a)		2,039,548
JOHNSON & JOHNSON	(a)		3,196,002
JOHNSON CONTROLS INC	(a)		660,446
JPMCC 2005-LDP4 A1	(a)		1,910,874
JPMCC 2005-LDP4 ASB	(a)		513,596
JPMCC 2006-CB14 A4	(a)		910,888
KERN RIVER FUNDING CORP 144A	(a)		473,962
LAFARGE SA	(a)		136,876
LANDWIRTSCH RENTENBANK	(a)		2,738,430

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
LBUBS 2003-C8 A1	(a)	$	920,473
LBUBS 2003-C8 A1	(a)		2,738,745
LBUBS 2005-C1 A4	(a)		1,257,416
LBUBS 2005-C1 A4	(a)		3,356,335
LBUBS 2006-C1 A4	(a)		1,062,248
LEGG MASON INC	(a)		195,199
LEHMAN BROTHERS HOLDINGS	(a)		379,061
LEHMAN BROTHERS HOLDINGS	(a)		1,987,692
LENNAR CORP	(a)		208,067
LINCOLN NATIONAL CORP	(a)		3,506,905
LOWES COMPANIES INC	(a)		1,232,797
M & I MARSHALL & ILSLEY BANK	(a)		1,598,212
MANGROVE BAY PASSTHRU TR 144A	(a)		135,483
MARSH & MCLENNAN	(a)		1,193,219
MARSHALL & ILSLEY BANK	(a)		1,501,291
MASCO CORP	(a)		2,226,529
MASSMUTUAL GLOBAL FDG II 144A	(a)		1,749,778
MASSMUTUAL GLOBAL FDG II 144A	(a)		2,062,560
MBNA AMERICA BANK NA Y	(a)		453,208
MBNA AMERICAN BK	(a)		215,850
MBNAM 1999-B A	(a)		7,450,360
MBNAM 1999-J A	(a)		7,357,851
MBNAS 2005-A3 A3	(a)		3,144,016
MCCORMICK & CO	(a)		273,641
MCDONNELL DOUGLAS CORP	(a)		3,978,628
MDC HOLDINGS INC	(a)		467,102
MEDTRONIC INC	(a)		394,719
MEDTRONIC INC	(a)		965,332
MELLON FUNDING CORP	(a)		3,999,118
MERRILL LYNCH & CO	(a)		2,954,842
MERRILL LYNCH CO	(a)		553,189
MERRILL LYNCH CO	(a)		238,024
METLIFE INC	(a)		703,165
METLIFE INC	(a)		2,338,676
MIDAMER ENERGY HLDGS	(a)		267,628
MILT 2003-1 A4	(a)		2,058,456
MLCFC 2006 4 A3	(a)		888,129
MONONGAHELA POWER 144A	(a)		304,259
MORGAN JP & CO INC	(a)		2,064,194
MORGAN STANLEY	(a)		118,699
MORGAN STANLEY	(a)		2,959,851
MSALT 2004-HB2 A4	(a)		981,236
MVCOT 2005-2 A 144A	(a)		1,020,396
MVCOT 2006 2A A 144A	(a)		328,874
MVCOT 2006 2A A 144A	(a)		1,667,860
MVCOT 2006-1A A 144A	(a)		836,640
MVCOT 2006-1A A 144A	(a)		972,838

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
NAROT 2003-A A4	(a)	$	273,815
NAROT 2004-A A4	(a)		3,571,021
NATIONAL CITY BANK OF INDIANA	(a)		2,802,988
NATIONAL GAS CO 144A	(a)		164,466
NATIONAL RURAL UTILITIES	(a)		3,100,481
NATIONWIDE BLDG SOCIETY 144A	(a)		1,258,347
NATIONWIDE FINANCIAL SERVICES	(a)		536,362
NATIONWIDE LIFE GLOBAL FDG 144A	(a)		2,981,290
NATIONWIDE MUTUAL INSURANCE 144A	(a)		268,324
NAVOT 2003-A A4	(a)		4,114,592
NAVOT 2004-A A4	(a)		3,818,408
NAVOT 2004-B A4	(a)		975,356
NCART 2004-A A4	(a)		3,144,336
NCHET 2005-A A4	(a)		3,475,819
NCHET 2005-A A6	(a)		331,349
NEW YORK LIFE GLOBAL FDG 144A	(a)		1,386,260
NEWMONT MINING CORP	(a)		147,041
NEWS AMERICA	(a)		524,984
NLV FINANCIAL CORP 144A	(a)		302,334
NORDEA BANK SWEDEN AB 144A	(a)		3,759,563
NORTHERN BORDER PIPELINE	(a)		1,519,432
NORTHERN BORDER PIPELINE	(a)		2,168,887
NORTHERN TRUST CO	(a)		205,058
NORTHERN TRUST CO	(a)		1,499,681
NORTHERN TRUST COMPANY	(a)		399,445
NVR INC	(a)		126,851
OCCIDENTAL PETROLEUM CORP	(a)		2,459,329
ONYX 2004-C A4	(a)		985,196
ORACLE CORP	(a)		369,909
ORACLE CORP	(a)		2,533,620
OWENS CORNING 144A	(a)		90,918
PANHANDLE EASTERN PIPELINE	(a)		261,324
PECO 1999-A A7	(a)		3,088,599
PECO 2001-A A1	(a)		1,494,784
PEDERNALES ELECTRIC CORP 144A	(a)		1,761,610
PEGTF 2001-1 A7	(a)		7,139,707
PEMEX PROJ FDG MASTER TR 144A	(a)		464,240
PEMEX PROJ FDG MASTER TR W/I	(a)		339,509
PEPSIAMERICAS INC	(a)		303,198
PETRO CANADA	(a)		288,394
PITNEY BOWES CREDIT CORP	(a)		3,260,128
PNC FUNDING CORP	(a)		2,682,890
POPULAR NORTH AMERICA INC	(a)		2,461,457
PPL 1999-1 A8	(a)		3,077,830
PPL 99-1 A 7	(a)		1,548,251
PPL ELECTRIC UTILITIES	(a)		3,811,770
PRAXAIR INC	(a)		2,560,210

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
PRICOA GLOBAL FUNDING 1 144A	(a)	$	1,981,063
PRINCIPAL FINANCIAL GROUP	(a)		218,166
PRINCIPAL LIFE GLOBAL 144A	(a)		596,234
PRINCIPAL LIFE GLOBAL 144A	(a)		999,537
PRINCIPAL LIFE INC FNDG	(a)		950,002
PROCTER & GAMBLE	(a)		2,173,880
PRUDENTIAL FINANCIAL INC	(a)		3,302,477
PSNH 2001 1 A2	(a)		1,065,524
PUB SVC ELEC & GAS	(a)		340,279
PUBLIC SERVICE NEW MEX	(a)		543,183
PULTE HOMES INC	(a)		335,115
RABOBANK NEDERLAND NV	(a)		2,299,660
RART 2003-2 A4	(a)		2,256,708
RECKSON OPERATING PRTSHP	(a)		210,588
RIO TINTO FIN USA LTD	(a)		1,484,255
RNLT 2001-1 A2	(a)		2,366,703
RNLT 2001-1 A4	(a)		1,190,142
ROYAL BANK OF CANADA	(a)		2,972,581
SABMILLER PLC 144A	(a)		368,885
SALT 2006-1 A3 144A	(a)		1,502,535
SANTANDER CENTRAL HISPANO ISSUANCES	(a)		3,855,143
SBC COMMUNICATIONS	(a)		252,037
SBC COMMUNICATIONS	(a)		211,619
SBC COMMUNICATIONS	(a)		2,015,422
SBHEL 2000-1 A6	(a)		1,075,495
SCHLUMBERGER TECH CORP 144A	(a)		2,032,560
SCOTLAND INTL FIN NO 2 144A	(a)		1,111,533
SEALED AIR CORP 144A	(a)		563,196
SECURITY BENEFIT LIFE 144A	(a)		306,145
SIMON PROPERTY GROUP LP	(a)		1,170,511
SLM CORP	(a)		2,382,456
SLM CORP	(a)		990,825
SLM CORP FL RT NT CPI	(a)		373,541
SOVEREIGN CAPITAL TR VI	(a)		278,730
SPRINT CAP CORP	(a)		52,354
ST PAUL COMPANIES INC	(a)		3,133,740
SUN LIFE FINANCIAL 144A FL RT	(a)		340,158
SUNOCO INC	(a)		226,000
SUNTRUST BANKS	(a)		1,499,839
SUNTRUST BANKS INC	(a)		1,024,373
SWEDISH EXPORT CREDIT	(a)		271,071
SWEDISH EXPORT CREDIT	(a)		2,981,200
TARGET CORP	(a)		2,691,920
TAROT 2004-A A4	(a)		2,814,742
TAROT 2006 B A4	(a)		963,672
TAROT 2006 B A4	(a)		1,521,587
TELECOM ITALIA CAPITAL	(a)		626,216

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
TELEFONICA EMISIONES	(a)	$	232,882
TELEFONOS DE MEXICO SA	(a)		317,129
TELEFONOS DE MEXICO SA	(a)		539,686
TELEFONOS DE MEXICO SA	(a)		995,028
TELUS CORP	(a)		551,489
TEVA PHARM FINANCE LLC	(a)		160,588
TIAA GLOBAL MARKETS 144A	(a)		3,230,729
TIME WARNER ENTM LP DEB	(a)		364,447
TIME WARNER ENTMT SR DEB	(a)		336,456
TIME WARNER INC	(a)		231,115
TORCHMARK CORP	(a)		220,078
TOYOTA MOTOR CREDIT CORP	(a)		1,009,544
TOYOTA MOTOR CREDIT CORP. 5.650 01/15/20	(a)		1,333,966
TRANSATLANTIC HOLDINGS	(a)		249,148
TRANSOCEAN SEDCO	(a)		3,614,110
TREASURY INFL INDX	(a)		2,245,331
TREASURY INFL INDX	(a)		2,195,166
TREASURY NT	(a)		160,968
TYCO INTERNATIONAL GROUP SA	(a)		290,930
U S TREASURY BONDS	(a)		353,504
U S TREASURY BONDS	(a)		1,054,137
U S TREASURY BONDS	(a)		1,681,933
U S TREASURY NT/BD	(a)		680,910
UNITED STATES TREASURY	(a)		11,949,860
UNITED TECHNOLOGIES CORP	(a)		142,165
UNITED TECHNOLOGIES CORP	(a)		1,035,777
UNITEDHEALTH GROUP INC	(a)		2,953,777
US BANCORP	(a)		335,649
US BANCORP	(a)		3,067,875
US CENTRAL CREDIT UNION	(a)		3,101,669
US TREASURY	(a)		4,577,365
US TREASURY	(a)		49,134
US TREASURY BOND	(a)		809,643
US TREASURY NOTE	(a)		2,061,515
US TREASURY NOTES	(a)		604,610
US TREASURY NT/BD	(a)		622,167
US TREASURY NT/BD	(a)		2,576,130
US TREASURY NT/BD	(a)		6,816,713
US TREASURY NT/BD	(a)		54,149
US TREASURY NT/BD	(a)		787,274
US TREASURY NT/BD	(a)		388,581
US TREASURY NT/BD	(a)		1,157,242
US TREASURY NT/BD	(a)		1,175,309
US TREASURY NT/BD	(a)		1,003,060
USAOT 2004-1 A4	(a)		3,265,105
USAOT 2006 3 A4	(a)		758,438
USAOT 2006-1 A4	(a)		1,502,252

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
VALERO ENERGY	(a)	$ 242,265
VALES OVERSEAS	(a)	293,061
VALET 2003-2 A4	(a)	2,277,733
VALET 2005-1 A4	(a)	1,496,376
VERIZON GLOBAL FDG CORP	(a)	2,011,292
VERIZON GLOBAL FUNDING	(a)	572,257
VIACOM INC	(a)	230,679
VIRGINIA ELECTRIC POWER	(a)	312,946
VWALT 2005-A A4	(a)	1,975,633
WACHOVIA CORPORATION	(a)	762,392
WACHOVIA CORPORATION	(a)	210,343
WAL-MART STORES	(a)	299,388
WAL-MART STORES INC	(a)	3,046,721
WALT 2003-1 A4	(a)	1,825,145
WALT 2004-1 A4	(a)	2,929,564
WAMU 2005-AR3 A2	(a)	303,288
WAOT 2006 A A4	(a)	2,012,007
WBCMT 2006 C28 A4	(a)	1,377,774
WBCMT 2006 C28 A4	(a)	3,776,121
WELLPOINT INC	(a)	202,120
WELLPOINT INC	(a)	869,114
WELLS FARGO & CO	(a)	3,057,235
WELLS FARGO BANK NA	(a)	343,370
WELLS FARGO COMPANY	(a)	324,305
WESTO 2004-4 A4	(a)	3,771,343
WFMBS 2003-O 5A1	(a)	513,841
WFMBS 2005 AR2 3A1	(a)	927,421
WFMBS 2005-AR2 2A2	(a)	280,964
WFMBS 2005-AR2 2A2	(a)	2,060,404
WFMBS 2006 AR16 A1	(a)	1,007,486
WM WRIGLEY JR CO	(a)	106,717
WM WRIGLEY JR CO	(a)	989,645
WOART 2006-A A4	(a)	2,004,308
WORLD SAVINGS BANK FSB	(a)	3,000,383
WPD HOLDINGS UK 144A	(a)	344,998
XSTRATA FINANCE CANADA 144A	(a)	115,296
XTO ENERGY INC	(a)	175,618
YUM! BRANDS INC	(a)	231,719
YUM! BRANDS INC	(a)	1,556,121
Cash	(a)	(1,478,702)
State Street Short Term Investment Fund *	(a)	23,624,743
Total synthetic investment contracts at fair market value		924,368,413
Wrapper Agreement	(a)	141,118
Total synthetic investment contracts		924,509,531

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
Guaranteed investment contracts:		
GE Capital Assurance Co./Genworth Life Insurance GS-3716	(a)	$ 6,605,517
GE Capital Assurance Co./Genworth Life Insurance GS-3728	(a)	10,322,274
GE Capital Assurance Co./Genworth Life Insurance GS-3762	(a)	7,916,840
GE Capital Assurance Co./Genworth Life Insurance GS-3763	(a)	5,506,962
Aegon Institutional Markets/Monumental Life Insurance Company SV-04301Q	(a)	6,553,047
Aegon Institutional Markets/Monumental Life Insurance Company SV-04442Q	(a)	15,029,541
Aegon Institutional Markets/Monumental Life Insurance Company SV-04456Q	(a)	14,775,220
Aegon Institutional Markets/Monumental Life Insurance Company SV-04514Q	(a)	7,958,974
Aegon Institutional Markets/Monumental Life Insurance Company SV-04587Q	(a)	10,038,911
Aegon Institutional Markets/Monumental Life Insurance Company SV-04639Q	(a)	5,227,838
Pacific Life G26604.05	(a)	18,362,013
Pacific Life G26604.06	(a)	7,619,860
Pacific Life G26604.07	(a)	14,203,296
Principal Life 5-17671-1	(a)	12,166,152
Principal Life 5-17671-2	(a)	15,305,746
Principal Life 5-17671-3	(a)	10,032,016
Principal Life 5-17671-4	(a)	20,972,351
Protective Life GA-1799	(a)	13,433,636
Protective Life GA-1916	(a)	5,217,451
Protective Life GA-1922	(a)	15,649,847
Metropolitan Life Insurance GAC-118305	(a)	8,150,655
Metropolitan Life Insurance GAC-118347	(a)	10,181,311
Metropolitan Life Insurance GAC-118914	(a)	14,756,597
Metropolitan Life Insurance 29640	(a)	15,296,986
Metropolitan Life Insurance JC29248	(a)	10,671,517
Total guaranteed investment contracts		281,954,558
Participant loans:		
* Participants loans, interest rates ranging from 5.00% to 10.5% and maturing 2007 through 2011	(a)	97,763,914
		$ 4,537,116,689

* Party-in-interest to the Plan

(a) Cost omitted for participant-directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN

By: Sharon Leight

Sharon Leight
Chairman, Benefits Administration Committee

Date: June 28, 2007

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The J. C. Penney Corporation, Inc.
Benefit Plans Investment Committee,
Benefits Administration Committee, and
the Human Resources Committee:

We consent to the incorporation by reference in the Registration Statements (No. 333-33343-99) on Form S-8 of J. C. Penney Company, Inc. of our report dated June 28, 2007, with respect to the statements of net assets available for benefits of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan as of December 31, 2006 and 2005, the statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2006, which report appears in the December 31, 2006 Annual Report on Form 11-K of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan.

KPMG LLP

KPMG LLP

Dallas, Texas
June 28, 2007

END